Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122639

Subject to Completion

Preliminary Pricing Supplement dated August 9, 2005

PRICING SUPPLEMENT

(to prospectus supplement and prospectus dated February 25, 2005)

Pricing Supplement Number:

$

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Convertible Securities Exchangeable into

Pharmaceutical HOLDRs

due September     , 2010

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•   The Notes are designed for investors who want to participate in possible increases in the value of the Pharmaceutical HOLDRs to the extent provided herein, subject to our right to call the Notes, and who want to protect their investment by receiving at least the principal amount of their investment on the maturity date.

•   100% principal protection on the maturity date.

•   Callable at the option of Merrill Lynch & Co., Inc. on or after September      , 2007.

•   There will be no payments prior to the maturity date unless the Notes are called or exchanged.

•   The Notes will be payable in cash or Pharmaceutical HOLDRs (trading symbol “PPH”), as described in this pricing supplement. The Pharmaceutical HOLDRs Trust has no obligations relating to, and does not sponsor or endorse, the Notes.

•   You may elect to exchange your Notes prior to the maturity date or the call notice date.

•   We have applied to have the Notes listed on the debt floor of the American Stock Exchange (the “AMEX”) under the trading symbol “PZP.A”. If approval is granted, the Notes will be listed on the American Stock Exchange at the time of such approval. We make no representation, however, that the Notes will be listed, or if listed, will remain listed for the entire term of the Notes.

•   The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No.         .

•   The settlement date for the Notes is expected to be September     , 2005.

Payment on the maturity date or call date:

•   On the maturity date or if we elect to call the Notes and you have not elected to exchange your Notes, for each $1,000 principal amount per unit of your Notes, we will pay you an amount in cash equal to the greater of:

  •   the product of the exchange ratio and the average closing price of one unit of Pharmaceutical HOLDRs determined shortly prior to the maturity date or call date, as applicable, as described in this pricing supplement; or

  •   $1,000.

The price of the Pharmaceutical HOLDRs must increase by more than a percentage expected to be between 8.00% and 12.00% after the pricing date in order for you to receive more than $1,000 per Note.

Exchange at holder’s election:

•   If you exchange your Notes prior to the maturity date or the call notice date, we will deliver to you, for each $1,000 principal amount per unit of your Notes, a number of Pharmaceutical HOLDRs equal to the exchange ratio.

•   The actual exchange ratio will be determined on the date the Notes are priced for initial sale to the public based on the percentage by which the price of the Pharmaceutical HOLDRs will need to increase so that such Pharmaceutical HOLDRs have an aggregate value that will be at least $1,000 per $1,000 principal amount of Notes. This percentage is expected to be between 8.00% and 12.00%. Both the percentage by which the price of the Pharmaceutical HOLDRs must increase and the corresponding exchange ratio will be disclosed in the final pricing supplement delivered in connection with sales of the Notes.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-8 and in the accompanying prospectus supplement.

	Per Note	Total
Public offering price(1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	%	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between $1,000,000 and $2,999,999 will be $995.00 per unit and $20.00, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 will be $990.00 per unit and $15.00 per unit, respectively, and for any single transaction to purchase $5,000,000 or more will be $985.00 per unit and $10.00 per unit respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is August     , 2005.

“HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-13
THE TRUST	PS-22
UNITED STATES FEDERAL INCOME TAXATION	PS-24
ERISA CONSIDERATIONS	PS-29
USE OF PROCEEDS AND HEDGING	PS-30
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-30
EXPERTS	PS-30
INDEX OF CERTAIN DEFINED TERMS	PS-31

Prospectus Supplement

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-21
PLAN OF DISTRIBUTION	S-28
VALIDITY OF THE NOTES	S-29

Prospectus

MERRILL LYNCH & CO., INC	2
USE OF PROCEEDS	2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3
THE SECURITIES	3
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF DEBT WARRANTS	15
DESCRIPTION OF CURRENCY WARRANTS	17
DESCRIPTION OF INDEX WARRANTS	18
DESCRIPTION OF PREFERRED STOCK	24
DESCRIPTION OF DEPOSITARY SHARES	29
DESCRIPTION OF PREFERRED STOCK WARRANTS	33
DESCRIPTION OF COMMON STOCK	35
DESCRIPTION OF COMMON STOCK WARRANTS	38
PLAN OF DISTRIBUTION	41
WHERE YOU CAN FIND MORE INFORMATION	42
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	42
EXPERTS	43

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Convertible Securities Exchangeable into Pharmaceutical HOLDRs due September     , 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to the Pharmaceutical HOLDRs, and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

“Pharmaceutical HOLDRs” are depositary receipts issued by the Pharmaceutical HOLDRs Trust (the “Trust”) which trade on the AMEX under the symbol “PPH”. We have attached the prospectus dated October 25, 2004 for Pharmaceutical HOLDRs (the “HOLDRs Prospectus”). You should carefully read the HOLDRs Prospectus including the section entitled “Risk Factors” to fully understand the operation and management of the Trust and risks that may affect the price of the Pharmaceutical HOLDRs. The Trust will not receive any of the proceeds from the sale of the Notes and will not have any obligations with respect to the Notes.

We have attached the HOLDRs Prospectus and are delivering it to you together with this pricing supplement and the accompanying prospectus supplement and prospectus of ML&Co. for the convenience of reference only. The HOLDRs Prospectus does not constitute a part of this pricing supplement or the accompanying prospectus supplement and prospectus of ML&Co., nor is it incorporated by reference into this pricing supplement or into the accompanying prospectus supplement and prospectus of ML&Co.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on September     , 2010, unless you have previously elected to exchange your Notes for Pharmaceutical HOLDRs or we have called the Notes.

Each unit will represent a single Note with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What is the Trust?

The Trust was formed under a Depositary Trust Agreement, dated as of January 24, 2000 among The Bank of New York, as trustee, MLPF&S, as the initial depositor, other depositors and the owners of the Pharmaceutical HOLDRs. The Trust is not a registered investment company under the Investment Company Act of 1940.

The Trust currently holds shares of common stock issued by a group of specified companies that were, at the time of the initial offering of the Pharmaceutical HOLDRs, generally considered to be involved in various segments of the pharmaceutical industry. The Trust issued Pharmaceutical HOLDRs that represent an undivided beneficial ownership interest in the shares of common stock held by the Trust. Pharmaceutical HOLDRs are separate from the underlying securities that are represented by the Pharmaceutical HOLDRs. The Pharmaceutical HOLDRs are listed on the AMEX under the trading symbol “PPH”.

You should carefully read the HOLDRs Prospectus accompanying this pricing supplement and prospectus supplement and prospectus of ML&Co. to fully understand the operation and management of the Trust. The risks described in the HOLDRs Prospectus under the section entitled “Risk Factors” may affect the prices of the Pharmaceutical HOLDRs and, therefore, the value of the Notes. The HOLDRs Prospectus is not incorporated by reference into this pricing supplement and prospectus supplement and prospectus of ML&Co., and we make no representation or warranty as to the accuracy or completeness of the information.

An investment in the Notes does not entitle you to an ownership interest in the Pharmaceutical HOLDRs or in the securities held by the Trust.

What is the Trust’s role in the Notes?

The Trust has not authorized or approved the Notes and has no financial or legal obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or holders of the Notes into consideration for any reason. The Trust will not receive any of the proceeds of the offering of the Notes and is not responsible for, and has not participated in, the offering of the Notes and is not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

How have the Pharmaceutical HOLDRs performed historically?

You can find a table with the high and low closing prices per unit of the Pharmaceutical HOLDRs during each calendar quarter from 2000 to the present in the section entitled “The Trust—Historical Data” in this pricing supplement.

We have provided this historical information to help you evaluate the behavior of the Pharmaceutical HOLDRs in various economic environments; however, this information is not necessarily indicative of how the Pharmaceutical HOLDRs will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, if you have not previously elected to exchange the Notes or we have not called the Notes, for each unit of Notes that you own, we will pay you a “Redemption Amount” in cash equal to the greater of:

•	the product of the Exchange Ratio and the average closing market price of one unit of the Pharmaceutical HOLDRs during a specified period immediately preceding the maturity date, as described herein, or

•	$1,000.

The “Exchange Ratio” will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) based on the percentage by which the price of the Pharmaceutical HOLDRs will need to increase so that the aggregate value of the Pharmaceutical HOLDRs will be at least $1,000 per $1,000 principal amount per unit of Notes. We expect this percentage to be between 8.00% and 12.00%. For example, assuming that the price of the Pharmaceutical HOLDRs will be required to increase by 10.00% (the midpoint of the expected range between 8.00% and 12.00%) and August 3, 2005 was the Pricing Date, based on the closing market price of the Pharmaceutical HOLDRs of $73.35, the Exchange Ratio would equal 12.393109 ($1,000 divided by $80.69, a 10.00% increase in the price of the Pharmaceutical HOLDRs).

Examples

Set forth below are three examples of the calculation of the Redemption Amount assuming a hypothetical Exchange Ratio of 12.393109 based on a 10.00% (the midpoint in the range between 8.00% and 12.00%) increase in the price of the Pharmaceutical HOLDRs, and assuming that you have not exchanged your Notes and we have not called the Notes:

Example 1—The hypothetical average closing market price of the Pharmaceutical HOLDRs on the maturity date is 90% of the hypothetical closing market price of the Pharmaceutical HOLDRs on the Pricing Date:

Hypothetical closing market price of the Pharmaceutical HOLDRs on the Pricing Date: $73.35

Exchange Ratio: 12.393109

Hypothetical average closing market price of the Pharmaceutical HOLDRs at maturity: $66.02

12.393109 & $66.02 = $818.19

Redemption Amount = $1,000

(Redemption Amount cannot be less than $1,000)

Example 2—The hypothetical average closing market price of the Pharmaceutical HOLDRs on the maturity date is 105% of the hypothetical closing market price of the Pharmaceutical HOLDRs on the Pricing Date:

Hypothetical closing market price of the Pharmaceutical HOLDRs on the Pricing Date: $73.35

Exchange Ratio: 12.393109

Hypothetical average closing market price of the Pharmaceutical HOLDRs at maturity: $77.02

12.393109 & $77.02 = $954.52

Redemption Amount = $1,000

(Redemption Amount cannot be less than $1,000)

Example 3—The hypothetical average closing market price of the Pharmaceutical HOLDRs at maturity is 150% of the hypothetical closing market price of the Pharmaceutical HOLDRs on the Pricing Date:

Hypothetical closing market price of the Pharmaceutical HOLDRs on the Pricing Date: $73.35

Exchange Ratio: 12.393109

Hypothetical average closing market price of the Pharmaceutical HOLDRs at maturity: $110.03

12.393109 & $110.03 = $1,363.61

What will I receive if the Notes are called by ML&Co. on or after September     , 2007?

We may call the Notes in whole, but not in part, on any Business Day beginning on September     , 2007, through and including the maturity date (the day on which the call occurs, if any, being the “Call Date”) by giving notice to the trustee of the Notes at least ten scheduled Business Days prior to the Call Date, as described in this pricing supplement, and specifying the Call Date. The date we give notice to the trustee is referred to as the “Call Notice Date”. If we elect to call the Notes, for each unit of the Notes that you own, we will pay you on the Call Date a cash payment equal to the Redemption Amount calculated as though the Call Date was the stated maturity date (the “Call Amount”).

For more information about the call feature, please see the section entitled “Description of the Notes—Call at the option of ML&Co.” in this pricing supplement.

What will I receive if I elect to exchange my Notes?

You may require us to exchange your Notes by giving notice at any time, beginning on September

    , 2005 and ending on the earlier of (i) the eighth scheduled Business Day before the maturity date, or (ii) the Business Day prior to the Call Notice Date. If you elect to exchange your Notes, we will deliver to you a number of units of the Pharmaceutical HOLDRs equal to the Exchange Ratio. For more information about exchange, please see the section entitled “Description of the Notes—Early Exchange at Holder’s Election” in this pricing supplement.

We will not distribute any fractional units of the Pharmaceutical HOLDRs. Instead, we will pay the cash value of the fractional unit as more fully described in this pricing supplement. For more information, please see “Description of the Notes—Fractional Units” in this pricing supplement.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though no cash will be paid to you until the maturity date or the Call Date or, if you elect to exchange your Notes prior to the maturity date, no units of the Pharmaceutical HOLDRs will be delivered to you until such early exchange of your Notes. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount of cash or the fair market value of units of Pharmaceutical HOLDRs payable on the Notes on the maturity date, on a Call Date or upon an early exchange of the Notes will be, or that the actual amount payable on the Notes on the maturity date or a Call Date will even exceed $1,000 per unit thereof. We have determined that this estimated yield will equal % per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a unit of the Notes for $1,000 and hold the unit of the Notes until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from such unit of the Notes each year: $         in 2005, $         in 2006, $         in 2007, $         in 2008, $         in 2009 and $         in 2010. However, in 2010, the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $            , depending upon the actual amount of cash you receive on the maturity date. Also, if the actual amount of cash payable per unit of the Notes on the maturity date is less than $            , you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on the debt floor of the AMEX under the trading symbol “PZP.A”. If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on the AMEX, or if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on the AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and volatility and current prices of the Pharmaceutical HOLDRs. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $1,000 principal amount per unit of your Notes if sold before their stated maturity date.

In a situation where there had been no movement in the price of the Pharmaceutical HOLDRs and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the closing market price of the Notes during the initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or to continue them once it has started.

MLPF&S also will be our agent for purposes of calculating, among other things, the Call Amount, the Redemption Amount and the Exchange Ratio. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before you decide whether an investment in the Notes is suitable for you.

The Notes are subject to call before the maturity date

We may elect to call all of the Notes on any Business Day on or after September     , 2007, upon at least ten scheduled Business Days prior notice to the trustee. In the event that we elect to call the Notes, you may receive an amount that is less than the amount to which you would otherwise have been entitled had you been able to hold the Notes until the maturity date (or less than the value of the Pharmaceutical HOLDRs that you would have received upon an exchange at your option at any time other than the Call Date).

Your yield may be lower than the yield on other debt securities of comparable maturity

The Redemption Amount, Call Amount or the value of any Pharmaceutical HOLDRs that you may receive upon an exchange, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not be identical to the return of owning the Pharmaceutical HOLDRs

The price of the Pharmaceutical HOLDRs will need to increase by more than a percentage expected to be between 8.00% to 12.00% from the Pricing Date to the Calculation Period or the Exchange Date (each as defined herein), as the case may be, in order for you to receive cash (or in the case of an exchange, securities having a cash value) in excess of the principal amount of the Notes.

The calculation of the average closing market price of the Pharmaceutical HOLDRs, and in certain circumstances, other securities, property and/or cash, and any amounts payable to you upon any call or exchange, as the case may be, does not take into consideration the value of cash distributions, if any, paid on the Pharmaceutical HOLDRs other than as described in the section entitled “Description of the Notes—Dilution and Reorganization Adjustments”.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes.

We have applied to have the Notes listed on the debt floor of the AMEX under the trading symbol “PZP.A”. If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on the AMEX, or if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on the AMEX does not ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the value of the Pharmaceutical HOLDRs.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes which may affect the price you receive if you do not wish to hold your investment until the stated maturity date.

If a market-maker (which prior to the listing of the Notes, or to the extent the listing is not approved, may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the price of the Pharmaceutical HOLDRs and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount per unit. This is due to, among other things, the fact that the $1,000 principal amount per unit included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the price of the Pharmaceutical HOLDRs. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The price of the Pharmaceutical HOLDRs is expected to affect the trading value of the Notes.    We expect that the market value of the Notes will depend substantially on the price of the Pharmaceutical HOLDRs. In general, the value of the Notes will decrease as the price of the Pharmaceutical HOLDRs decreases and the value of the Notes will increase as the price of the Pharmaceutical HOLDRs increases. However, you generally should not expect the increase or decrease in the market value of your Notes to be identical to the increase or decrease in the market value of the Pharmaceutical HOLDRs. You should understand that for each $1,000 principal amount per unit of the Notes that you own, you will not receive more than $1,000 in cash on the maturity date unless the average closing market price of the Pharmaceutical HOLDRs has appreciated by more than a percentage expected to be between 8.00% to 12.00% from the Pricing Date to the Calculation Period.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase.

Changes in the volatility of the Pharmaceutical HOLDRs are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Pharmaceutical company stock prices have been and will likely continue to be extremely volatile. Pharmaceutical companies stock prices could be subject to wide fluctuations in response to a variety of factors, including: announcements of technological innovations or new commercial products, developments in patent or proprietary rights, government regulatory initiatives, public concern as to the safety or other implications of pharmaceutical products, fluctuations in quarterly and annual financial results and market conditions. Price volatility of the underlying securities included in the Trust may adversely affect the price of the Pharmaceutical HOLDRs and consequently the trading value of your Notes.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the price of the Pharmaceutical HOLDRs. This difference will reflect a “time premium” due to expectations concerning the price of the Pharmaceutical HOLDRs during the period before the maturity date of the Notes. However, as the time remaining to maturity decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in dividend yields of the Pharmaceutical HOLDRs are expected to affect the trading value of the Notes.    In general, if the dividend yield on the Pharmaceutical HOLDRs increase, we expect the trading value of the Notes to decrease and, conversely, if the dividend yield on the Pharmaceutical HOLDRs decrease, we expect the trading value of the Notes will increase.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage change, if any, in the price of the Pharmaceutical HOLDRs on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the price of the Pharmaceutical HOLDRs will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

As a holder of the Notes, you are not entitled to rights in the Trust or the underlying securities held in the Trust

Holders of the Notes will not be entitled to any rights in the Pharmaceutical HOLDRs including, for example, the right to receive dividends or other distributions and voting rights in connection with the underlying securities in the Trust.

No investigation of the underlying securities

The underlying securities initially included in the Pharmaceutical HOLDRs were selected by MLPF&S based on the market capitalization of issuers and the market liquidity of the common stocks in the pharmaceutical industry, without regard for the value, price performance, volatility or investment merit of the underlying securities. The Trust and MLPF&S, and each of their affiliates, have not performed any investigation or review of the selected companies, including the public filings by the companies. Investors and market participants should not conclude that the inclusion of a company is any form of investment recommendation by the Trust, MLPF&S, or their respective affiliates.

Not necessarily representative of the pharmaceutical industry

While the underlying securities held in the Trust are common stocks of companies generally considered to be involved in various segments of the pharmaceutical industry, the underlying securities and the Pharmaceutical HOLDRs may not necessarily follow the price movements of the entire pharmaceutical industry generally. If the underlying securities decline in value, the Pharmaceutical HOLDRs will decline in value even if common stock prices in the pharmaceutical industry generally increase in value.

Purchases and sales of the Pharmaceutical HOLDRs by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Pharmaceutical HOLDRs or derivative instruments on the Pharmaceutical HOLDRs for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Pharmaceutical HOLDRs and, in turn, the value of the Notes in a manner that would be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the price of the Pharmaceutical HOLDRs. Temporary increases or decreases in the market price of the Pharmaceutical HOLDRs may also occur as a result of the purchasing or selling activities of other market participants. Consequently, the price of the Pharmaceutical HOLDRs may change subsequent to the Pricing Date, affecting the market value of the Notes and therefore the trading value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for purposes of calculating, among other things, the Call Amount, the Redemption Amount or the number of Pharmaceutical HOLDRs deliverable to you upon exchange. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination of whether a Market Disruption Event, as defined in this pricing supplement, has occurred, or in connection with judgments that it would be required to make with regard to whether the price of Pharmaceutical HOLDRs can be determined on a trading day. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

MLPF&S, as initial depositor, selected the underlying securities included in the Trust and may face possible conflicts of interest in connection with its activities. For example, MLPF&S and its affiliates, may engage in investment banking and other activities, may provide services to issuers of the underlying securities in connection with its business, or may trade in the underlying securities for its own account. All of these activities may result in conflicts of interest with respect to the financial interest of MLPF&S, on the one hand, and, on the other hand, MLPF&S’s activity in the secondary market in the underlying securities, and the creation and cancellation of Pharmaceutical HOLDRs by MLPF&S.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Call Amount, the Redemption Amount or deliver Pharmaceutical HOLDRs upon exchange, as applicable. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies issuing the underlying securities held in the Trust including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies, and in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Trust. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Trust as in its judgment is appropriate to make an informed decision regarding an investment in the Notes.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” below.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. Unless exchanged by the holders or called by us, the Notes will mature on September , 2010. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is             .

The Notes may be exchanged by you or may be called by us prior to the maturity date at the times or under the circumstances described below. While on the maturity date a holder of a Note will receive a Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

Unless you have previously elected to exchange your Notes or we have called your Notes, a holder of a Note will be entitled to a “Redemption Amount” per unit in cash equal to the greater of:

(i)	the product of the Exchange Ratio and the Ending Value of the Reference Property; or

(ii)	$1,000.

If the maturity date is not a Business Day, we will pay the cash amount due on the maturity date on the first Business Day following the maturity date and no interest will accrue to such payment date.

All determinations made by the calculation agent, absent a determination of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and holders of the Notes.

“Exchange Ratio” will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) based on the percentage by which the price of the Pharmaceutical HOLDRs will need to increase so that the aggregate value of the Pharmaceutical HOLDRs will be at least $1,000 per $1,000 principal amount per unit. We expect this percentage to be between 8.00% and 12.00%.

The “Ending Value” will be determined by the calculation agent and will equal the value of the Reference Property determined as follows:

(A)	for any portion of the Reference Property consisting of cash:

•	that cash, plus

•

interest on the amount accruing from and including the date of the payment of that cash to holders of the Reference Property for which that cash was paid to but excluding the maturity date at a fixed interest rate determined on the date of the payment equal to the interest rate that would be paid on a fixed rate senior non-callable debt security of ML&Co. with a term approximately equal to the remaining term for the Notes as determined by the calculation agent;

(B)	for any portion of the Reference Property consisting of property other than cash or Reference Securities:

•	the market value of that property, as determined by the calculation agent on the date that the property was delivered to holders of the relevant Reference Property for which the property was distributed, plus

•	interest on the amount accruing from and including the date of delivery to but excluding the maturity date at a fixed interest rate determined as described in (A) above; and

(C)	for any portion of the Reference Property consisting of Reference Securities, the average closing market prices of each such Reference Security determined on each of the five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days in the Calculation Period with respect to any Reference Security, then the Ending Value shall be calculated using the average of the closing market prices of that Reference Security on those Calculation Days, and if there is only one Calculation Day during the Calculation Period, then the Ending Value shall be calculated using the closing market price of that Reference Security on such Calculation Day. If no Calculation Days occur during the Calculation Period with respect to that Reference Security, then the Ending Value shall be calculated using the closing market price of that Reference Security determined on the last scheduled Trading Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

“Reference Property” initially shall mean one Pharmaceutical HOLDR. The Reference Property will be subject to adjustment from time to time in accordance with the adjustment provisions described below under “—Dilution and Reorganization Adjustments”.

“Reference Securities” shall mean any securities included in the Reference Property.

“Business Day” means any day other than a Saturday or a Sunday that is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

“Calculation Period” means the period from and including the seventh scheduled Calculation Day immediately preceding the maturity date to and including the second scheduled Calculation Day before the maturity date.

“Calculation Day” means any Trading Day during the Calculation Period on which a Market Disruption Event has not occurred.

“Trading Day” means a day on which the New York Stock Exchange (the “NYSE”), the AMEX and the Nasdaq Stock Market (the “Nasdaq”) are open for trading as determined by the calculation agent and the calculation agent can obtain quotes for Pharmaceutical HOLDRs on the primary market on which they trade.

“Closing market price” means, for a Calculation Day, the following:

(a)	If the security is listed on a national securities exchange in the United States, is a Nasdaq National Market System Security (“Nasdaq NMS Security”) or is included in the OTC Bulletin Board Service (“OTC Bulletin Board”) operated by the National Association of Securities Dealers, Inc. (the “NASD”), closing market price means:

(i)	the last reported sale price, regular way, on that day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on which that security is listed or admitted to trading (without taking into account any extended or after hours trading session), or

(ii)	if not listed or admitted to trading on any such securities exchange or if the last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the Nasdaq NMS or OTC Bulletin Board on that day (without taking into account any extended or after hours trading session), or

(iii)	if the last reported sale price is not available for any reason, including, without limitation, the occurrence of a Market Disruption Event, as described below, the mean of the last reported bid and offer price of the principal trading session on the over-the-counter market as reported on The Nasdaq Stock Market or OTC Bulletin Board on that day as determined by the calculation agent or from as many dealers in such security, but not exceeding three, as have made the bid prices available to the calculation agent after 3:00 p.m., local time in the principal market, on that date (without taking into account any extended or after-hours trading session).

The term “Nasdaq NMS Security” shall include a security included in any successor to that system, and the term “OTC Bulletin Board” shall include any successor service to that service.

(b)	If the security is not listed on a national securities exchange in the United States or is not a Nasdaq NMS Security or included in the OTC Bulletin Board operated by the NASD, closing market price means the last reported sale price on that day on the securities exchange on which the security is listed or admitted to trading with the greatest volume of trading for the calendar month preceding that day as determined by the calculation agent, provided that if the last reported sale price is for a transaction which occurred more than four hours prior to the close of that exchange, then the closing market price shall mean the average of the last available bid and offer price on that exchange. If the security is not listed or admitted to trading on any such securities exchange or if the last reported sale price or bid and offer are not obtainable, then the closing market price shall mean the average of the last available bid and offer prices in such market of the three dealers which have the highest volume of transactions in the security in the immediately preceding calendar month as determined by the calculation agent based on information that is reasonably available to it.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(A)	a suspension of, absence of, including the absence of an official closing price, or material limitation on, trading of the Pharmaceutical HOLDRs on the primary market for the Pharmaceutical HOLDRs for more than two hours of trading or during the one-half hour period preceding the close of trading, as determined by the calculation agent in its sole discretion; or the suspension or material limitation on the primary market for trading in options contracts related to the Pharmaceutical HOLDRs, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the calculation agent in its sole discretion; and

(B)	a determination by the calculation agent in its sole discretion that the event described in clause (A) above materially interfered with the ability of ML&Co., MLPF&S or any of their affiliates to unwind all or a material portion of the hedge with respect to the Notes.

For purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading in a futures or option contract in the Pharmaceutical HOLDR, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock;

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and;

(4)	for the purpose of clause (A) above, any limitation on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment on the maturity date or the Call Date or the number of Pharmaceutical HOLDRs upon exchange you will receive. See “—Payment on the Maturity Date” in this pricing supplement.

Hypothetical Returns on the Maturity Date

The following table illustrates, for a range of hypothetical average closing market prices of the Pharmaceutical HOLDRs on the maturity date, assuming the Notes have not been called or exchanged:

•	the percentage change from the closing market price of the Pharmaceutical HOLDRs on the hypothetical Pricing Date to the determination of the hypothetical average closing market price of the Pharmaceutical HOLDRs,

•	the cash amount payable on the Notes on the earliest possible hypothetical Call Date,

•	the cash amount payable on the Notes on the maturity date,

•	the total annualized yield on the Notes, calculated as of the earliest possible Call Date and as of the maturity date, and

•	the total annualized yield from direct ownership of the Pharmaceutical HOLDRs on the earliest possible Call Date and on the maturity date

The table below also assumes:

• original issue date:	August 3, 2005

• Exchange Ratio:

12.393109 (based on the closing market price of the Pharmaceutical HOLDRs on August 3, 2005 of $73.35 and an assumed 10.00% required increase in the price of the Pharmaceutical HOLDRs, the midpoint of the expected range between 8.00% and 12.00%).

• maturity date:	August 3, 2010

Hypothetical average closing market price	Percentage change in the price from the Pricing Date to the hypothetical average closing market price	Amount payable on the Notes on the earliest Call Date(1)(2)	Total annualized yield on the Notes on the earliest Call Date(2)(3)	Total annualized yield from direct ownership of the Pharmaceutical HOLDRs on the earliest Call Date(4)	Amount payable on the Notes on the maturity date(1)	Total annualized yield on the Notes on the maturity date(3)	Total annualized yield from direct ownership of the Pharmaceutical HOLDRs on the maturity date(4)
51.35	–30%	1,000.00	0.00%	–52.40%	1000.00	0.00%	–23.21%
58.68	–20%	1,000.00	0.00%	–34.18%	1000.00	0.00%	–13.49%
66.02	–10%	1,000.00	0.00%	–20.09%	1000.00	0.00%	–6.91%
73.35(5)	0%	1,000.00	0.00%	–8.17%	1000.00	0.00%	–1.83%
80.69	10%	1,000.00	0.00%	2.35%	1000.00	0.00%	2.35%
88.02	20%	1,090.91	4.40%	11.87%	1090.91	1.75%	5.93%
95.36	30%	1,181.82	8.53%	20.63%	1181.82	3.37%	9.08%
102.69	40%	1,272.73	12.43%	28.79%	1272.73	4.88%	11.89%
110.03	50%	1,363.64	16.12%	36.46%	1363.64	6.30%	14.44%
117.36	60%	1,454.55	19.64%	43.71%	1454.55	7.63%	16.78%

(1)	These hypothetical cash payment amounts are for illustrative purposes only. ML&Co. may elect at any time between the earliest Call Date and the maturity date to call the Notes or an investor may choose to exchange the Notes at any time until shortly before the maturity date or the Call Date. Whether amounts are actually paid at the times indicated depends on numerous factors, including but not limited to future market conditions.
(2)	If we elect to exercise our right to call the Notes, the earliest Call Date would be September , 2007.
(3)	The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis assuming an investment term from August 3, 2005 to August 3, 2010, a term expected to equal that of the Notes.
(4)	Assumes the current dividend on the Pharmaceutical HOLDRs is $0.43 cents per quarter per year, which is reinvested for the remainder of the term of the Notes at the applicable yield in this column; also assumes no increase in dividend payments on the Pharmaceutical HOLDRs, although in reality dividend payments may increase or decrease during the term of the Notes.
(5)	This was the closing market price of the Pharmaceutical HOLDRs on August 3, 2005, the hypothetical Pricing Date.

Call at the option of ML&Co.

ML&Co., in its sole discretion, may call the Notes, in whole but not in part, on any Business Day beginning on September     , 2007, to and including the maturity date (the date on which the call, if any, occurs being the “Call Date”) by giving notice to the trustee on any Business Day at least ten scheduled Business Days prior to the Call Date. Any date on which we give notice to the trustee that we are calling the Notes is referred to as the “Call Notice Date”. The notice to the trustee will specify the Call Date. The trustee will provide notice of the call election to the registered holders of the Notes, specifying the Call Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive the notice of the call. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as more fully described in the accompanying prospectus under “Description of Debt Securities—Depositary”.

If we elect to call the Notes, we will pay you on the Call Date a cash payment equal to the Redemption Amount calculated as though the Call Date was the maturity date (the “Call Amount”).

Early Exchange at Holder’s Election

You may elect to exchange all or a portion of the Notes you own by giving notice as described below on any Business Day which is also a Trading Day during the period beginning on September     , 2005 and ending on the earlier of (i) the eighth scheduled Business Day before the maturity date, or (ii) the Business Day before the Call Notice Date. Your written notice must be given to the calculation agent and the trustee by 3:00 p.m., New York City time on such date. If the calculation agent receives your notice after 3:00 p.m., New York City time, on any Trading Day, your notice will be deemed to have been given on the following Trading Day. Any date on which you give us proper notice requiring us to exchange your Notes early, or day on which such notice shall be deemed to have been given, is referred to as the “Exchange Notice Date”.

If you exercise your exchange right, as described above, then as of the applicable Exchange Notice Date, ML&Co. may no longer call your Notes and you will receive units of the Pharmaceutical HOLDRs, the value of which could be less than the Redemption Amount which you would otherwise have been entitled had you held the Notes until the maturity date. Therefore, you should carefully consider this risk before exercising the exchange right.

For each $1,000 principal amount per unit of the Notes you require us to exchange, we will deliver to you a number of units of the Pharmaceutical HOLDRs equal to the Exchange Ratio, as determined on the Exchange Notice Date.

We will deliver the units of the Pharmaceutical HOLDRs to you no more than five Business Days after the Exchange Notice Date. We refer to that fifth Business Day after the Exchange Notice Date as the “Exchange Date.”

The Notes will be issued in registered global form and will remain on deposit with the depositary as described in this pricing supplement and the accompanying prospectus. Therefore, you must exercise your exchange option in respect of your Notes through the depositary, by delivering notice of your election to the depositary. To ensure that the depositary will receive timely notice of your election to exchange all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify the depositary of your election of exchange of your Notes, in accordance with the then applicable operating procedures of the depositary. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

Fractional Units

We will not distribute fractional Pharmaceutical HOLDRs. If the number of Pharmaceutical HOLDRs to be delivered on the maturity date is not divisible by a whole number, we will aggregate all share amounts due to a registered holder on the maturity date, and, in lieu of delivering a fractional Pharmaceutical HOLDR, we will pay to the registered holder the cash value of the fractional unit based on the closing market price of the Pharmaceutical HOLDRs. While the Notes are held at the depositary, the sole registered holder will be the depositary. Depositary participants have different policies pertaining to fractional units. You should consult the participant through which you hold the Notes to ascertain the participant’s specific policy.

Dilution and Reorganization Adjustments

The Reference Property is subject to adjustment if an issuer of any Reference Security shall:

(i)	pay a stock dividend or make a distribution on that Reference Security in Reference Securities;

(ii)	subdivide or split the outstanding units of that Reference Security into a greater number of units;

(iii)	combine the outstanding units of that Reference Security into a smaller number of units;

(iv)	issue by reclassification of units of that Reference Security any units of another security of that issuer;

(v)	issue rights or warrants to all holders of that Reference Security entitling them to subscribe for or purchase shares, in the aggregate, for more than 5% of the number of those Reference Securities outstanding prior to the issuance of the rights or warrants at a price per share less than the then current market price of that Reference Security (other than rights to purchase that Reference Security pursuant to a plan for the reinvestment of dividends or interest); or

(vi)	pay a dividend or make a distribution to all holders of that Reference Security of evidences of its indebtedness or other assets:

•	including in the case where the Reference Security is Pharmaceutical HOLDRs, any of the securities underlying Pharmaceutical HOLDRs that may be distributed by the Trust, but,

•	excluding any stock dividends or distributions referred to in clause (i) above or any cash dividends other than any Extraordinary Cash Dividend or issuance to all holders of that Reference Security of rights or warrants to subscribe for or purchase any of its securities (other than those referred to in clause (v) above) (any of the foregoing assets are referred to as the “Distributed Assets” and any of the foregoing events are referred to as the “Dilution Events”).

For purposes of provision (vi) above, if the holder of a Reference Security can elect to receive securities in lieu of cash or property other than securities, then for purposes of provision (vi) above, the holders of the Reference Security shall be deemed to receive only the securities.

In the case of the Dilution Events referred to in clauses (i), (ii), (iii) and (iv) above, the Reference Property shall be adjusted to include the number of units of the Reference Security and/or security of that issuer which a holder of Reference Property as constituted immediately prior to the Dilution Event would have owned or been entitled to receive as a result of that Dilution Event. Each adjustment shall become effective immediately after the effective date for the dividend, distribution subdivision, split, combination or reclassification, as the case may be. Each adjustment shall be made successively.

In the case of the Dilution Event referred to in clause (v) above, the Reference Property shall be adjusted by multiplying the number of Reference Securities constituting Reference Property immediately prior to the date of issuance of the rights or warrants referred to in clause (v) above by a fraction:

•	the numerator of which shall be the number of Reference Securities outstanding on the date immediately prior to such issuance, plus the number of additional Reference Securities offered for subscription or purchase pursuant to the rights or warrants, and

•

the denominator of which shall be the number of Reference Securities outstanding on the date immediately prior to such issuance, plus the number of additional Reference Securities which the aggregate offering price of the total number of Reference Securities so offered for subscription or purchase pursuant to the rights or warrants would purchase at the current market price, determined as the average closing market price per Reference Security for the 20 Trading Days immediately prior to the date of such rights or warrants are issued, subject to certain adjustments, which shall be determined by multiplying such total number of Reference Securities by the exercise price of the rights or warrants and dividing the product so obtained by the current market price.

To the extent that the rights or warrants are not exercised before they expire, or if the rights or warrants are not issued, the Reference Property shall be readjusted to the Reference Property which would then be in effect had such adjustments for the issuance of the rights or warrants been made upon the basis of delivery of only the number of Reference Securities actually delivered under the rights or warrants.

In the case of the Dilution Event referred to in clause (vi) above, the Reference Property shall be adjusted to include, from and after the dividend, distribution or issuance,

•	for the portion of the Distributed Assets consisting of cash, the amount of such Distributed Assets consisting of cash received on Reference Property as constituted on the date of the dividend, distribution or issuance, plus

•	for the portion of the Distributed Assets which are other than cash, the number or amount of each type of Distributed Assets other than cash received on Reference Property as constituted on the date of the dividend, distribution or issuance.

An “Extraordinary Cash Dividend” means, with respect to any consecutive 12-month period, the amount, if any, by which the aggregate amount of all cash dividends or any other distribution made by the issuer of a Reference Security or made pursuant to an arrangement effecting a distribution of distributable profits or reserves, whether in cash or in specie, on any Reference Security occurring in such 12-month period (or, if the Reference Security was not outstanding at the commencement of such 12-month period or was not then a part of the Reference Property, occurring in such shorter period during which such Reference Security was outstanding and was part of the Reference Property) exceeds on a per share basis 10% of the average of the closing market prices per share of such Reference Security over such 12-month period (or shorter period during which such Reference Security was outstanding and was part of the Reference Property); provided that, for purposes of the foregoing definition, the amount of cash dividends paid on a per share basis will be appropriately adjusted to reflect the occurrence during such period of any stock dividend or distribution of shares of capital stock of the issuer of such Reference Security or any subdivision, split, combination or reclassification of shares of such Reference Security.

If the Reference Security is Pharmaceutical HOLDRs, the determination as to whether any cash dividend on such Pharmaceutical HOLDRs is an Extraordinary Cash Dividend shall be made,

•	by examining which of the stocks underlying Pharmaceutical HOLDRs is responsible for all or a portion of such cash dividend or distribution on Pharmaceutical HOLDRs, and

•	treating each such stock underlying Pharmaceutical HOLDRs as if it were a Reference Security only for this purpose and then determining whether such cash dividend would be an Extraordinary Cash Dividend as defined above with respect to such deemed Reference Security.

A “Reorganization Event” shall mean:

•	any consolidation or merger of an issuer of a Reference Security, or any surviving entity or subsequent surviving entity of that issuer (a “Successor Company”), with or into another entity, other than a merger or consolidation in which such issuer is the continuing corporation and in which the Reference Security outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of such issuer or another corporation;

•	any sale, transfer, lease or conveyance to another corporation of the property of an issuer of a Reference Security or any Successor Company as an entirety or substantially as an entirety;

•	any statutory exchange of securities of an issuer of a Reference Security or any Successor Company with another corporation, other than in connection with a merger or acquisition; or

•	any liquidation, dissolution, winding up or bankruptcy of an issuer of a Reference Security or any Successor Company.

If a Reorganization Event occurs, the Reference Property shall include:

•	for any cash received in that Reorganization Event, the cash received by a holder of the Reference Property as constituted on the date of the Reorganization Event;

•	for any property other than cash or securities received in that Reorganization Event, the property received by a holder of the Reference Property as constituted on the date of the Reorganization Event as determined by the calculation agent; and

•	for any securities received in that Reorganization Event, the securities received by a holder of the Reference Property as constituted on the date of the Reorganization Event (subject to adjustment on a basis consistent with the adjustment provisions described above).

All adjustments will be calculated to the nearest 1/10,000th of a share of the Reference Security, or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share. No adjustment shall be required unless that adjustment would require an increase or decrease of at least one percent in the closing market price; provided, however, that any adjustments which by reason of the foregoing are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

The foregoing adjustments shall be made by MLPF&S, as calculation agent, and all adjustments, absent a manifest error, shall be final.

ML&Co. will, within ten Business Days following the occurrence of an event that requires an adjustment, or if ML&Co. is not aware of such occurrence, as soon as practicable after becoming so aware, provide written notice to the trustee, which shall provide notice to the holders of the Notes of the occurrence of the event and, if applicable, a statement in reasonable detail setting forth the adjusted closing market price to be used in determining the Ending Value.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to the Redemption Amount, calculated as though the date of default were the maturity date for the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of the Notes may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the original issue price of the Notes plus an additional amount of contingent interest calculated as though the date of commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at the maturity date, the Exchange Date, the Call Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of     % per year, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE TRUST

ML&Co. has attached the HOLDRs Prospectus describing the Trust and is delivering it to purchasers of the Notes together with this pricing supplement and the accompanying prospectus supplement and prospectus of ML&Co. for the convenience of reference only. The HOLDRs Prospectus does not constitute a part of this pricing supplement or the accompanying prospectus supplement and prospectus of ML&Co., nor is it incorporated by reference into this pricing supplement or the accompanying prospectus supplement or prospectus of ML&Co. The summary description below is qualified in its entirety by the information describing the Trust and the securities held by the Trust included in the attached HOLDRs Prospectus.

The Trust was formed pursuant to a Depositary Trust Agreement, dated as of January 24, 2000, and amended on November 22, 2000, among The Bank of New York, as trustee, MLPF&S, as the initial depositor, other depositors and the owners of the Pharmaceutical HOLDRs. The Trust is not a registered investment company under the Investment Company Act of 1940.

The Trust issued Pharmaceutical HOLDRs under the Depositary Trust Agreement. The Trust issues Pharmaceutical HOLDRs that represent an undivided beneficial ownership interest in the shares of securities held by the Trust. Pharmaceutical HOLDRs are separate from the underlying securities that are represented by the Pharmaceutical HOLDRs.

Pharmaceutical HOLDRs are listed on the AMEX under the trading symbol “PPH”.

You should carefully read the HOLDRs Prospectus accompanying this pricing supplement and prospectus supplement and prospectus of ML&Co. to fully understand the operation and management of the Trust. Neither the HOLDRs Prospectus nor the documents referred to therein are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus, and we make no representation or warranty as to the accuracy or completeness of the information.

The Trust will not publish or otherwise calculate the aggregate value of the underlying securities represented by a Pharmaceutical HOLDR.

Description of the underlying securities

Selection criteria

The underlying securities are the common stocks of a group of specified companies that, at the time of selection, were involved in various segments of the pharmaceutical industry and whose common stock is registered under Section 12 of the Exchange Act. The issuers of the underlying securities were, at the time of selection, among the largest capitalized, most liquid companies in the pharmaceutical industry as measured by market capitalization and trading volume.

The selection of the underlying securities is not a recommendation to buy or sell the underlying securities. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the underlying securities.

The Trust has no obligations with respect to the Notes. This pricing supplement relates only to the Notes and does not relate to the Pharmaceutical HOLDRs or other securities of the Trust. All disclosures contained in this pricing supplement regarding the Trust are derived from the publicly available documents described above. Furthermore, there can be no assurance that all events occurring prior to the date hereof, including events that would affect the accuracy or completeness of the publicly available documents described above, that would affect the trading price of the Pharmaceutical HOLDRs have been publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Trust could affect the price of the Pharmaceutical HOLDRs and therefore the trading prices of the Notes. Neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Pharmaceutical HOLDRs.

Any prospective purchaser of the Notes should undertake an independent investigation of the Trust as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Historical data

The Pharmaceutical HOLDRs are principally traded on the AMEX. The following table sets forth the high and low closing prices for the calendar quarters during calendar years 2000 through 2005. On August 3, 2005, the last recorded transaction price on AMEX for the Pharmaceutical HOLDRs was $73.35 per share. The closing prices listed below were obtained from Bloomberg Financial Markets. The historical closing prices of the Pharmaceutical HOLDRs should not be taken as an indication of future performance, and no assurance can be given that the price of the Pharmaceutical HOLDRs will not decrease. In addition, no assurance can be given that the price of the Pharmaceutical HOLDRs will increase so that the value of the Pharmaceutical HOLDRs that the holders of the Notes may receive upon an exchange will exceed the original offering price of the Notes.

	High	Low
2000
First Quarter	92.375	72.313
Second Quarter	105.813	89.375
Third Quarter	107.000	90.625
Fourth Quarter	114.438	99.000
2001
First Quarter	92.375	72.313
Second Quarter	104.500	92.000
Third Quarter	101.900	91.000
Fourth Quarter	103.410	96.160
2002
First Quarter	99.580	93.700
Second Quarter	95.780	75.250
Third Quarter	78.800	59.940
Fourth Quarter	79.350	68.300
2003
First Quarter	78.250	69.070
Second Quarter	84.970	73.580
Third Quarter	82.000	72.570
Fourth Quarter	79.500	72.400
2004
First Quarter	84.080	74.540
Second Quarter	81.160	77.290
Third Quarter	77.580	71.180
Fourth Quarter	73.650	67.380
2005
First Quarter	73.480	68.530
Second Quarter	75.820	71.670
Third Quarter (through August 3)	73.850	71.790

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities (except to the extent specifically discussed below), persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule per unit of the Notes will consist of payment on the maturity date of the $1,000 principal amount thereof and a projected amount in excess of such $1,000 principal amount equal to $             (the “Projected Supplemental Redemption Amount”). The projected payment schedule includes an estimate for a payment on the maturity date taking into account a calculation of the amount payable on the maturity date based upon the Exchange Ratio and a hypothetical average closing market price of one unit of the Pharmaceutical HOLDRs as a contingent payment with respect to the Notes. The projected payment schedule represents an estimated yield on the Notes equal to         % per annum, compounded semiannually. For United States federal income tax purposes, a U.S. Holder must use the estimated yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless such U.S. Holder timely discloses and justifies the use of other estimates to the IRS. A U.S. Holder that determines its own estimated yield or schedule of projected payments must also establish that ML&Co.’s determination of the estimated yield or schedule of projected payments is unreasonable.

Based upon the foregoing, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000 per unit), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash amount paid in excess of $1,000 principal amount per unit (the “Actual Supplemental Redemption Amount”), if any, exceeds $             per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Supplemental Redemption Amount over $             per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Supplemental Redemption

Amount, if any, is less than $             per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $             per unit) exceeds the Actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $             per unit) in excess of the Actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

As described above, ML&Co.’s determination of the estimated yield and the schedule of projected payments for the Notes includes an estimate for a payment on the maturity date taking into account a calculation of the amount payable on the maturity date based upon the Exchange Ratio and a hypothetical average closing market price of one unit of the Pharmaceutical HOLDRs as a contingent payment with respect to the Notes. Similarly, ML&Co. intends to treat the receipt of a payment of units of the Pharmaceutical HOLDRs by a U.S. Holder upon exercise of the early exchange election as a contingent payment under the CPDI regulations and intends to treat the receipt of the Call Amount on a Call Date as a contingent payment under the CPDI regulations. As described above, U.S. Holders are generally bound by ML&Co.’s determination of the estimated yield and the schedule of projected payments. Under this treatment, an early exchange or early redemption of the Notes by us will also result in taxable gain or loss to a U.S. Holder. Accordingly, upon the sale, exchange or redemption of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale, exchange or redemption (including the fair market value of any units of the Pharmaceutical HOLDRs) and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount of cash or the fair market value of units of Pharmaceutical HOLDRs payable on the Notes on the maturity date, on a Call Date or upon an early exchange the Notes will be, or that the amounts payable on the Notes will even exceed $1,000 per unit thereof.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Note during each accrual period over an assumed term of five years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 4.22% per annum (compounded semiannually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on August 3, 2005 and were scheduled to mature on August 3, 2010. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with sales of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
August 3, 2005 through February 3, 2006	$21.28	$ 21.28
February 4, 2006 through August 3, 2006	$21.55	$ 42.83
August 4, 2006 through February 3, 2007	$22.00	$ 64.83
February 4, 2007 through August 3, 2007	$22.47	$ 87.30
August 4, 2007 through February 3, 2008	$22.94	$110.24
February 4, 2008 through August 3, 2008	$23.43	$133.67
August 4, 2008 through February 3, 2009	$23.92	$157.59
February 4, 2009 through August 3, 2009	$24.43	$182.02
August 4, 2009 through February 3, 2010	$24.94	$206.96
February 4, 2010 through August 3, 2010	$25.47	$232.43

Hypothetical Projected Supplemental Redemption Amount = $232.43 per unit of Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest” ) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its payment obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that is proposed initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004 and the three-month and six-month periods ended July 1, 2005 and June 25, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005 and July 1, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-14
Calculation Day	PS-14
Calculation Period	PS-14
Call Amount	PS-5
Call Date	PS-5
Call Notice Date	PS-5
closing market price	PS-15
Pharmaceutical HOLDRs	PS-3
Ending Value	PS-13
Exchange Date	PS-18
Exchange Notice Date	PS-18
Exchange Ratio	PS-4
Extraordinary Cash Dividend	PS-20
Market Disruption Event	PS-15
Notes	PS-3
Pricing Date	PS-4
Redemption Amount	PS-4
Reference Property	PS-14
Reference Securities	PS-14
Reorganization Event	PS-20
Trading Day	PS-14
Trust	PS-3

$

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Convertible Securities Exchangeable

into Pharmaceutical HOLDRs

due September     , 2010

(the “Notes”)

$1,000 principal per unit

P R I C I N G S U P P L E M E N T

Merrill Lynch & Co.

August     , 2005